# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Turtle Beach Corporation, CIK 0001493761
CUSIP: 900450206
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 15822 BERNARDO CENTER DRIVE, SUITE 105, San Diego, California (CA), 92127
Date of event which requires filing of this statement: 08/21/2025
Filed by CIK 0002016004
Persons authorized to receive notices and communications: David Smith, O'Melveny & Myers LLP, 1999 Avenue of the Stars, 8th Floor, Los Angeles, California (CA), 90067, (310) 553-6700

## Reporting persons
- DC VGA LLC (CIK 0002016004): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,061,112; shared voting power 0; sole dispositive power 2,061,112; shared dispositive power 0; aggregate amount beneficially owned 2,061,112 (10.4% of the class)
  Comment: Note to Row 13: Calculated based on the 19,806,863 shares of the common stock, par value $0.001 per share (the "common stock"), of Turtle Beach Corporation (the "Issuer"), outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q (the "Form 10-Q") for the fiscal quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 8, 2025.
- Diversis Capital Partners I, L.P. (CIK 0001760525): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,061,112; shared voting power 0; sole dispositive power 2,061,112; shared dispositive power 0; aggregate amount beneficially owned 2,061,112 (10.4% of the class)
  Comment: Note to Row 13: Calculated based on the 19,806,863 shares of common stock outstanding as of July 31, 2025, as reported by the Issuer in the Form 10-Q.
- Diversis Capital Partners GP I, L.P. (CIK 0002016766): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,061,112; shared voting power 0; sole dispositive power 2,061,112; shared dispositive power 0; aggregate amount beneficially owned 2,061,112 (10.4% of the class)
  Comment: Note to Row 13: Calculated based on the 19,806,863 shares of common stock outstanding as of July 31, 2025, as reported by the Issuer in the Form 10-Q.
- Diversis Capital Partners GP I, LLC (CIK 0002016765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,061,112; shared voting power 0; sole dispositive power 2,061,112; shared dispositive power 0; aggregate amount beneficially owned 2,061,112 (10.4% of the class)
  Comment: Note to Row 13: Calculated based on the 19,806,863 shares of common stock outstanding as of July 31, 2025, as reported by the Issuer in the Form 10-Q.
- Kevin Ma (CIK 0002016894): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,061,112; shared voting power 0; sole dispositive power 2,061,112; shared dispositive power 0; aggregate amount beneficially owned 2,061,112 (10.4% of the class)
  Comment: Note to Row 13: Calculated based on the 19,806,863 shares of common stock outstanding as of July 31, 2025, as reported by the Issuer in the Form 10-Q.
- Ron Nayot (CIK 0002016573): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,061,112; shared voting power 0; sole dispositive power 2,061,112; shared dispositive power 0; aggregate amount beneficially owned 2,061,112 (10.4% of the class)
  Comment: Note to Row 13:

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Turtle Beach Corporation
Address of issuer's principal executive offices: 15822 BERNARDO CENTER DRIVE, SUITE 105, San Diego, California (CA), 92127
Comment:
This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Turtle Beach Corporation (the "Issuer"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons, on March 21, 2024 (the "Schedule 13D"), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this "Amendment") constitutes Amendment No. 1 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the "Statement"). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover page is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth on the cover page is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Other than as described in Item 6 hereof, the Reporting Persons did not effect any transactions in the common stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

On August 14, 2025, DC VGA LLC entered into a stock purchase agreement (the "Agreement") with the Issuer regarding the purchase and sale of shares of common stock beneficially owned by DC VGA LLC, in a private transaction. Pursuant to the Agreement, the Issuer agreed to purchase 694,926 shares of common stock from DC VGA LLC at a price of $14.41 per share, for a total of $10,013,883.66. DC VGA LLC also agreed to sell 693,962 shares of common stock to TDG CP LLC, a Delaware limited liability company at a price of $14.41 per share for a total of $9,999,992.42. The purchase price per share of common stock for each transaction represents the average of the volume weighted average price of the common stock of the thirty days prior to and including August 14, 2025. The conditions to closing of the transactions contemplated by the Agreement were satisfied and such transactions closed on August 21, 2025.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by its full text, a copy of which is attached hereto as Exhibit 2 and which is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
2 Stock Purchase Agreement, made and entered into as of August 14, 2025, by and among Turtle Beach Corporation, DC VGA LLC and TDG CP LLC, incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K (file no. 001-354652), filed with the SEC on August 15, 2025.

99.1 Joint Filing Agreement, dated as of March 13, 2024.

## Signatures
- DC VGA LLC: /s/ Kevin Ma, Kevin Ma, President (08/22/2025)
- Diversis Capital Partners I, L.P.: /s/ Kevin Ma, Diversis Capital partners GP I. L.P., its General Partner, Diversis Capital GI I, LLC, its General Partner, Kevin Ma, Managing member (08/22/2025)
- Diversis Capital Partners GP I, L.P.: /s/ Kevin Ma, Kevin Ma, Managing Member (08/22/2025)
- Diversis Capital Partners GP I, LLC: /s/ Kevin Ma, Kevin Ma, Managing Member (08/22/2025)
- Kevin Ma: /s/ Kevin Ma, Kevin Ma (08/22/2025)
- Ron Nayot: /s/ Ron Nayot, Ron Nayot (08/22/2025)